Exhibit 99.1

SNDL Announces Agreement to Acquire The Valens Company to Create Leading Vertically Integrated Cannabis Platform

CALGARY, AB and KELOWNA, BC, Aug. 22, 2022 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL") and The Valens Company Inc. (TSX: VLNS) (Nasdaq: VLNS) ("Valens") are pleased to announce today that they have entered into an arrangement agreement (the "Agreement") to combine their businesses and create a leading vertically integrated cannabis platform. Pursuant to the terms of the Agreement, SNDL will acquire all of the issued and outstanding common shares of Valens ("Valens Shares"), other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the "Transaction"). All financial information in this press release is reported in Canadian dollars unless otherwise indicated.

Under the terms of the Agreement, Valens' shareholders will receive, for each Valens Share, 0.3334 of a common share of SNDL (the "Offer Exchange Ratio"). Based on the August 19, 2022 close of the SNDL shares on the Nasdaq Capital Market exchange (the "Nasdaq"), the consideration represents an implied value of $1.26 per Valens Share (the "Implied Offer Price"), for total consideration of approximately $138 million. The Implied Offer Price represents a premium of 10% based on a trailing 30-day volume-weighted average price ("VWAP") of the Valens Shares, on the Toronto Stock Exchange (the "TSX") up to August 19, 2022.For more information on the announcement, an investor presentation can be found at www.sndl.com and www.thevalenscompany.com.

With 555,500 square feet of cultivation and manufacturing space and 185 cannabis stores under the Spiritleaf and Value Buds banners, the combined company will offer a complete portfolio of branded products to consumers in Canada through its own supply and distribution channels. With approximately $314 million1 in net cash and no debt, SNDL will continue to have one of the strongest balance sheets in the North American regulated cannabis industry. SNDL will also have the highest pro forma Canadian cannabis revenue on a last fiscal quarter annualized basis. The combined company will operate as SNDL Inc., and Valens shareholders will own approximately 9.5% of the pro forma entity.

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[1] Inclusive of SNDL and Valens cash, net of debt retirement from the Transaction and estimated transaction costs as at August 19, 2022.

Key Transaction Highlights

  Creates a dominant vertically integrated entity in Canada: Through the combination of diverse portfolio of brands, an extensive retail footprint, low-cost biomass sourcing, premium indoor cultivation and low-cost manufacturing facilities, SNDL will become one of the largest adult-use cannabis manufacturers and retailers. With its retail insight and financial strength, SNDL will be able to adapt quickly to emerging consumer trends.
  Enhances branded product offering with low-cost in-house manufacturing capabilities: By integrating Valens' product suite into its portfolio, SNDL will increase its overall cannabis market share to 4.5% and its 2.0 product formats market share to 5.2%, becoming a top 10 player in both categories. As a result of Valens' low-cost platform, SNDL will enhance its own product line while offering pricing flexibility to retail partners.
  Increases optionality on biomass by pairing premium cultivation with low-cost procurement: Combining SNDL's high-quality cannabis cultivation operations with Valens' low-cost biomass procurement capabilities will enhance SNDL's ability to offer a wide range of customized innovative products to meet its customers and consumers desires.
  Synergies through cost rationalization and operational efficiencies: The combination of SNDL and Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens products, it is estimated that the Transaction will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.
  Valens shareholders to participate in and help create the future of SNDL: Valens shareholders are to receive SNDL common shares in an all-stock transaction. Beyond improved liquidity and better access to a large retail footprint, SNDL's balance sheet strength provides a unique opportunity for Valens shareholders to participate in the creation of a leading vertically integrated Canadian cannabis company.

"This powerful combination will result in the creation of a dominant vertically integrated company, exceptionally well-suited to weather the current cannabis environment and become a leader in the Canadian regulated products sector," said Zach George, Chief Executive Officer of SNDL. "SNDL's existing consumer packaged cannabis business will be transformed by Valens' high-quality extraction, processing, and manufacturing capabilities and aligns well with our strategic vision to delight consumers with a full range of quality cannabis products and experiences. Our companies have been commercial partners since Canadian legalization. I am excited by the strong cultural fit between our teams and humbled by the opportunity to work with Valens' passionate and innovative leadership."

"We are thrilled to bring together two best-in-class cannabis companies that have extremely complementary assets to create a true market leader. Valens is one of the fastest growing branded cannabis companies in Canada with a focus on innovation and investing in low-cost automated manufacturing assets," said Tyler Robson, Chief Executive Officer of The Valens Company. "With SNDL's exceptional balance sheet and largest cannabis retail network in Canada we look forward to taking Valens' brands to new heights and unlocking 2.0 products for the SNDL platform. We believe the pro forma company provides investors with attractive exposure not only to the highest revenue generating cannabis company in Canada trading well under its tangible book value but also a dominant platform that can become a global leader in cannabis."

Valens' secured non-revolving term loan (the "Term Loan") has been refinanced and upsized with an additional $14.3 million of incremental capital, thereby increasing the principal amount of the Term Loan to $60 million.

Transaction Details

The Transaction will be carried out by way of a court-approved plan of arrangement under the Canada Business Corporations Act, pursuant to which SNDL will acquire all of the issued and outstanding Valens Shares, other than those owned by SNDL and its subsidiaries. The implementation of the Transaction will be subject to the approval of at least two thirds of the Valens Shares entitled to be voted by Valens shareholders and the approval of a simple majority of the Valens Shares entitled to be voted by Valens shareholders, other than Valens shareholders required to be excluded under applicable laws, at a special meeting expected to be convened by Valens by the end of November 2022 (the "Meeting"), and the receipt of applicable orders from the Ontario Superior Court of Justice and applicable regulatory approvals, including under the Competition Act (Canada) and the applicable provincial liquor and cannabis regulators. The Agreement provides for, among other things, customary support and non-solicitation covenants from Valens, including customary "fiduciary out" provisions that allow Valens to accept a superior proposal in certain circumstances and a five-business day "right to match period" in favour of SNDL. The Agreement also provides for the payment of a termination fee of $8 million payable to SNDL by Valens in the event the Transaction is terminated in certain specified circumstances. The transaction is expected to close during January 2023.

All directors and executive officers of Valens have entered into voting support agreements with SNDL pursuant to which, among other things, the parties have agreed to vote their Valens Shares in favour of the Transaction.

A full description of the Transaction will be set forth in the management information circular of Valens, which will be mailed to Valens shareholders in connection with the Meeting, and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) under Valens profile at www.sedar.com and the Company's Form 6-K, which will be furnished on EDGAR (www.sec.gov/edgar.shtml).

Valens Board Approval

Valens' board of directors has unanimously approved the Transaction after receiving the unanimous recommendation of a special committee of Valens directors (the "Special Committee"). Valens' board of directors has unanimously resolved to recommend that the shareholders of Valens vote in favour of the Transaction.

Cormark Securities Inc. has provided a fairness opinion to the Special Committee of Valens that, subject to the assumptions, limitations and qualifications set out in such fairness opinion, the consideration to be received by Valens shareholders pursuant to the Transaction is fair from a financial point of view to Valens' shareholders.

Advisors

ATB Capital Markets Inc. is acting as financial advisor to SNDL. McCarthy Tétrault LLP is acting as legal counsel to SNDL.

Cormark Securities Inc. is acting as financial advisor and Stikeman Elliott LLP is acting as legal counsel to Valens.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on Nasdaq under the symbol "SNDL."

SNDL is the largest private sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is a licensed cannabis producer that uses state-of-the-art indoor facilities to supply wholesale and retail customers under a cannabis brand portfolio that includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

 For more information on SNDL, please go to www.sndl.com.

ABOUT THE VALENS COMPANY INC.

The Valens Company is a leading manufacturer of cannabis products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services, in addition to best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. The Valens Company's high-quality products are formulated for the medical, health and wellness, and recreational consumer segments, and are offered across all cannabis product categories with a focus on quality and innovation. The Company also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to Australia through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through Valens Labs, the Company is setting the standard in cannabis testing and research and development with Canada's only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at thevalenscompany.com.

Additional Information

Further information regarding the Transaction will be contained in an information circular that Valens will prepare and mail to its shareholders in connection with the Meeting. Investors and securityholders are urged to read the information circular once it becomes available, as it will contain important information concerning the Transaction. Investors and securityholders may obtain a copy of the Agreement, information circular and other meeting materials when they become available at www.sedar.com .

Forward-Looking Information

This news release contains statements and information that, to the extent that they are not historical fact, may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable securities legislation ("forward-looking information"). Forward-looking information is typically, but not always, identified by the use of words such as "will", "expected", "projected", "to be" and similar words, including negatives thereof, or other similar expressions concerning matters that are not historical facts. Forward-looking information in this news release includes, but is not limited to, statements regarding: the completion of the Transaction on the current terms thereof; the expected closing of the Transaction in the first quarter of 2023; the market value of the consideration to be received by Valens' shareholders; the combined company and its focus going forward; the anticipated benefits associated with the Transaction; the Meeting expected to take place in December 2022; and SNDL's capital base supporting Valens' expansion and opening up new market opportunities.

Such forward-looking information is based on various assumptions and factors that may prove to be incorrect, including, but not limited to, factors and assumptions with respect to: the Transaction being completed on the timelines and on the terms currently anticipated; all necessary shareholder, court and regulatory approvals being obtained on the timelines and in the manner currently anticipated; the anticipated benefits of the Transaction; the business and operations of both SNDL and Valens, including that each business will continue to operate in a manner consistent with past practice and pursuant to certain industry and market conditions; the ability of Valens to successfully implement its strategic plans and initiatives and whether such strategic plans and initiatives will yield the expected benefits; and the receipt by Valens of necessary retail liquor and retail cannabis licences, approvals and authorizations (as applicable) from regulatory authorities, and the timing thereof.

Although SNDL and Valens believe that the assumptions and factors on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because SNDL and Valens can give no assurance that it will prove to be correct or that any of the events anticipated by such forward-looking information will transpire or occur, or if any of them do so, what benefits Valens and/or SNDL will derive therefrom. Actual results could differ materially from those currently anticipated due to a number of factors and risks including, but not limited to: the risk that the Transaction is not completed as anticipated or at all, including the timing thereof, and if completed, that the benefits thereof will not be as anticipated; the risk that necessary shareholder, court or regulatory approvals are not obtained as anticipated or at all, and the timing thereof; the risk that the conditions to closing of the Transaction are not satisfied or waived; risks associated with general economic conditions; adverse industry events; future legislative, tax and regulatory developments, including developments that may impact the closing of the Transaction as anticipated or at all; conditions in the liquor and cannabis industries; the risk that Valens does not receive the necessary retail liquor or cannabis approvals and/or authorizations or that they are not able to open additional retail liquor or cannabis stores, directly or indirectly, as anticipated or at all; the ability of management to execute its business strategy, objectives and plans; the availability of capital to fund the build-out and opening of additional retail liquor or cannabis stores; and the impact of general economic conditions and the COVID-19 pandemic in Canada.

Additional information regarding risks and uncertainties relating to Valens' business are contained under the heading "Risk Factors" in Valens' annual information form for the financial year ended November 30, 2021 dated February 28, 2022. Additional information regarding risks and uncertainties relating to SNDL's business are contained under "Item 3D Risk Factors" in SNDL's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission on April 27, 2022. The forward-looking information included in this news release is made as of the date of this news release. Valens and SNDL do not undertake an obligation to publicly update such forward-looking information to reflect new information, subsequent events or otherwise, except as required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Investor Relations and Communications, SNDL Inc., Telephone: 1.587.327.2017, Email: investors@sndl.com; Jeff Fallows, President, The Valens Company, Investor Relations, ir@thevalenscompany.com, 1.647.956.8254

CO: SNDL Inc.

CNW 09:30e 22-AUG-22